UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

June 2015 Up 15.6 % Year over Year

Mexico City, July 7, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for June 2015 increased by 15.6% when compared to June 2014.

This announcement reflects comparisons between June 1 through June 30, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2014	June 2015	% Change
Cancún	461,537	514,488	11.5
Cozumel	6,174	7,368	19.3
Huatulco	29,120	40,735	39.9
Mérida	100,466	122,813	22.2
Minatitlán	17,968	20,789	15.7
Oaxaca	37,579	46,835	24.6
Tapachula	11,133	20,919	87.9
Veracruz	86,831	94,576	8.9
Villahermosa	83,189	103,861	24.8
Total Domestic	833,997	972,384	16.6

International
Airport	June 2014	June 2015	% Change
Cancún	965,797	1,117,881	15.7
Cozumel	41,742	43,802	4.9
Huatulco	1,775	1,619	(8.8)
Mérida	9,741	10,341	6.2
Minatitlán	652	714	9.5
Oaxaca	4,396	4,745	7.9
Tapachula	855	836	(2.2)
Veracruz	6,851	6,846	(0.1)
Villahermosa	4,874	3,631	(25.5)
Total International	1,036,683	1,190,415	14.8

ASUR Page 1 of 2

Total
Airport	June 2014	June 2015	% Change
Cancún	1,427,334	1,632,369	14.4
Cozumel	47,916	51,170	6.8
Huatulco	30,895	42,354	37.1
Mérida	110,207	133,154	20.8
Minatitlán	18,620	21,503	15.5
Oaxaca	41,975	51,580	22.9
Tapachula	11,988	21,755	81.5
Veracruz	93,682	101,422	8.3
Villahermosa	88,063	107,492	22.1
ASUR Total	1,870,680	2,162,799	15.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 7, 2015